Pricing Supplement No Euro H006     Dated 05/04/98         Rule 424(b)(2)
(To Prospectus dated December 1, 1997 and                  File No. 333-38931
Prospectus Supplement dated December 5, 1997)
				This Pricing Supplement consists of 8 page(s)
SALOMON SMITH BARNEY HOLDINGS INC.
Medium-Term Notes, Series H
(Bearer Notes)
Due More Than Nine Months from Date of Issue
Principal Amount or Face Amount:  13,000,000 U.S. Dollars("USD")
Issue Price:     100.00%
Proceeds to Company on original issuance:  13,000,000 USD
Commission or Discount on original issuance:  0.00
Salomon Brothers International Limited's capacity on original issuance:
       |X|  As agent      | |  As principal
    If as principal
       | |  The Bearer Notes are being offered at varying prices related
	    to prevailing market prices at the time of resale.
       | |  The Bearer Notes are being offered at a fixed initial public
	    offering price of  % of Principal Amount or Face Amount.
Original Issue Date:  05/05/98
Stated Maturity:  11/05/99
Specified Currency:
    (If other than U.S. Dollars)
Authorized Denominations:  USD 5,000
    (If other than as set forth in the Prospectus Supplement)
Interest Payment Dates: 5th of May and November, commencing November 5, 1998.
    Accrue to Pay:  | | Yes  |X| No
Indexed Principal Note:   |X|  Yes (See Attached)   | |  No
Type of Interest on Note: | | Fixed Rate   | | Floating Rate   |X| Indexed Rate
								 (See Attached)
Interest Rate (Fixed Rate Notes): N.A.
Initial Interest Rate (Floating Rate Notes): N.A.

Base Rate: | | CD Rate | | Commercial Paper Rate  | | Federal Funds Rate
	   | | LIBOR Telerate   | | LIBOR Reuters | | Treasury Rate
	   | | Treasury Rate Constant Maturity    | | Other (See Attached)
Calculation Agent (If other than Citibank):   | | Salomon Brothers
					      |X| Other  (See Attached)
Computation of Interest:  |X| 30 over 360       | | Actual over Actual
			  | | Actual over 360   | | Other (See Attached)
    (If other than as set forth in the Prospectus Supplement)
Interest Reset Dates: Each Interest Payment Date.
Rate Determination Dates:  See attached
    (If other than as set forth in the Prospectus Supplement)
Index Maturity: N.A.
Spread (+/-): N.A.
Spread Multiplier: N.A.
Change in Spread, Spread Multiplier or Fixed Interest Rate prior to
    Stated Maturity:   |X| Yes (See Attached)  | | No
Maximum Interest Rate:  N.A.
Minimimum Interest Rate: 0.00%
Amortizing Note:   | |  Yes  (See Attached)   |X|  No
Optional Redemption:   | |  Yes   |X|  No
   Optional Redemption Dates:
   Redemption Prices:
   Redemption: | | In whole only and not in part | | May be in whole or in part
Optional Repayment:       | |  Yes     |X|  No
	Optional Repayment Dates:
	Optional Repayment Prices:
Discount Note:   | |  Yes   |X|  No
	Total Amount of OID:
	Yield to Maturity:
Listed on Luxembourg Stock Exchange:  |X| Yes     | | No
Common Code:    008631042
ISIN:   XS0086310421
Cusip:  N.A.

Pricing Supplement No. Euro H 006 dated May 4, 1998
(to Prospectus dated December 1, 1997
to Prospectus Supplement dated December 5, 1997)

		     DESCRIPTION OF THE NOTES

      The description in this Pricing Supplement of the particular terms of the Bearer Notes offered hereby (the "Notes") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Bearer Notes set forth in the accompanying Prospectus and Prospectus Supplement, to which descriptions reference is hereby made. The Notes offered hereby are Indexed Rate Notes and Indexed Principal Notes, each as described under "Description of Bearer Notes" in the accompanying Prospectus Supplement, to which description reference is hereby made.

RISK FACTORS

Indexed Notes; Korean Exchange Rate Risk

      The Notes are Indexed Notes. As described more fully below under "Indexed Principal" and "Indexed Interest", both the amount in respect of principal with respect to a Note that a Holder will receive at Stated Maturity and the amount of interest payable with respect to a Note on each Interest Payment Date will be determined by reference to the exchange rate between the U.S. Dollar and the Korean Won on the second Business Day prior to Stated Maturity or such Interest Payment Date, as the case may be, and a reference exchange rate of 1422 Korean Won per 1 U.S. Dollar set at the time of issuance of the Notes.

      As described more fully below under "Indexed Principal," if the applicable exchange rate at the time of Stated Maturity is greater than 1422 Korean Won per 1 U.S. Dollar, the amount in respect of principal with respect to a Note that a Holder will receive at Stated Maturity will be less than the Face Amount of such Note. HOLDERS OF THE NOTES SHOULD BE PREPARED TO RECEIVE LESS THAN THE FACE AMOUNT OF A NOTE IN RESPECT OF PRINCIPAL ON ANY SUCH NOTE.

      As described more fully below under "Indexed Interest," if the applicable exchange rate with respect to any Interest Payment Date is greater than 1422 Korean Won per 1 U.S. Dollar, the rate of interest payable in respect of the Notes for the applicable Interest Period will be less than the nominal interest rate of 13.0% per annum. HOLDERS OF THE NOTES SHOULD BE PREPARED TO EARN LESS THAN THE NOMINAL INTEREST RATE OF 13.0% ON THEIR PRINCIPAL.

Recent Developments Regarding the Republic of Korea; Depreciation of the Won

      Recent developments in the Republic of Korea (the "Republic") involve a financial crisis that has affected all aspects of the Republic's economy. Elements of the crisis include financial difficulties of Korean companies, including the conglomerates (known as "chaebols") that dominate the economy, and deteriorating financial condition and liquidity of Korean banks and other financial institutions. The seriousness of these developments has been exacerbated by excessive prior investment by Korean companies in certain sectors of the economy that have not produced adequate returns and by large amounts of indebtedness (including indebtedness denominated in foreign currencies) and high leverage of Korean companies, as well as banks and other financial institutions. A significant number of failures, closings and reorganizations of companies and banks and other financial institutions have occurred. These recent developments were accompanied by others that contributed to the current situation, including a substantial decline in the value of the Korean Won, substantial increases in interest rates, decreases in the willingness of foreign banks to extend credits to Korean borrowers, declines in liquidity in the economy, volatility in stock prices, declines in the Republic's foreign currency reserves, downgrading of credit ratings of Korean financial institutions and companies to below investment grade and an increasing unemployment rate. The impact of these developments was increased by the economic difficulties in certain Southeast Asian countries beginning in 1997.

      In response to these recent developments, the Government of the Republic has arranged for a financial assistance package from the International Monetary Fund (the "IMF"), other international organizations and certain industrialized nations (the "IMF Financial Aid Package"). Under the IMF Financial Aid Package, the Republic will receive loans in the aggregate amount of approximately US$58 billion (of which US$23 billion had already been received as of April 1998). In connection therewith, the Government has undertaken, among other things, structural reforms of the financial sector and the accelerated opening of Korea's financial and commercial sectors to foreign participation. The Government has also implemented certain economic and financial reforms. In addition, pursuant to an exchange offer conducted to implement the terms of a short-term debt maturity extension agreement reached with certain international creditor banks in January 1998, the Republic has received tenders from international creditor banks to exchange an aggregate of approximately US$21.8 billion of short-term foreign currency debt of Korean financial institutions for longer-term floating rate loans guaranteed by the Government.

      The Government announced in February 1998 that, in response to harsher than expected economic conditions of the Republic and to boost credit supplies in the Republic's private sector, the IMF and the Government had reached an agreement to readjust the prospective macroeconomic indices for 1998, including the Republic's gross domestic product ("GDP") growth rate and inflation rate. The adjusted prospective macroeconomic indices are real GDP growth of 1% or less, including the possibility of zero or negative GDP growth, and an inflation ceiling of slightly below 10% in 1998. Actual performance may differ from these expected rates.


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


      As a result of adverse economic conditions and reduced liquidity, the value of the Korean Won in relation to the U.S. dollar and other major foreign currencies declined substantially in 1997. In response to increasing market pressure, the Government widened the daily exchange rate fluctuation band and, beginning on December 16, 1997, allowed the Korean Won to float freely. The market exchange rate as of April 30, 1998, as announced by the Korea Financial Telecommunications & Clearings Institute (the "KFTCI"), was KRW 1338.21 to US$1.00 compared to the market exchange rate of KRW 914.80 to US$1.00 on September 30, 1997. This represented a depreciation in the value of the Korean Won relative to the U.S. dollar of 31.7%.

DEFINITIONS

      "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in any of (i) New York, New York, (ii) London, England, and (iii) Seoul, Republic of Korea.

      If any date specified herein for the making of any payment, calculation, determination or other action with respect to the Notes would be a day that is not a Business Day, such action shall be taken on the next succeeding Business Day, provided, however, that if such Business Day is in the next succeeding calendar month, such action shall be taken on the immediately preceding Business Day.

      The Calculation Agent will be Salomon Brothers Holding
Company Inc., which is a wholly-owned subsidiary of the Company.

INDEXED PRINCIPAL

      The amount payable in respect of principal on a Note at Stated Maturity (the "Indexed Principal Amount") is to be determined by the Calculation Agent in accordance with the formula set out below:

      IPA = FA TIMES FX1; where:

	   "IPA" means the Indexed Principal Amount payable at Stated Maturity of the Note.

	   "FA" means the Face Amount of the Note (as stated on the cover of this Pricing Supplement).

	   "FX1" means (1422 divided by FXM), calculated to five decimal places.

	   "FXM" means the KRW/USD Spot Rate determined as of the second Business Day prior to Stated Maturity.


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


INDEXED INTEREST

      The amount of interest payable on a Note on each Interest
Payment Date with respect to the relevant Interest Period (the
"Indexed Interest Amount") is to be determined by the Calculation
Agent in accordance with the formula set out below:

      IIA = FA TIMES (0.13 TIMES FX2); where:

	   "IIA" means the Indexed Interest Amount payable on the Note on the applicable Interest Payment Date.

	   "FA" means the Face Amount of the Note (as stated on the cover of this Pricing Supplement).

	   "FX2" means (1422 divided by FXI), calculated to five decimal places.

	   "FXI" means the KRW/USD Spot Rate determined as of the second Business Day prior to the relevant Interest Payment
      Date.

      For the purposes of all such calculations and determinations, each Interest Period shall be deemed to have 180 days, regardless of the actual number of calendar days in such period.

KRW/USD SPOT RATE

      The "KRW/USD Spot Rate" will be determined by the Calculation Agent as follows:

	   On the second Business Day prior to each Interest Payment Date and Stated Maturity (each, a "Rate Determination Date"), the Calculation Agent will determine the current offered rate for the exchange of Korean Won into U.S. Dollars (delivery of Korean Won for receipt of U.S. Dollars) by requesting quotations from each of the KRW Reference Banks (as defined below) for the purchase of (i) $845,000 on each such Rate Determination Date that relates to a Interest Payment Date and (ii) $13,000,000 on the Rate Determination Date that relates to Stated Maturity. If at least two such quotations are provided, the "KRW/USD Spot Rate" for the relevant Rate Determination Date will be the arithmetic mean of all such quotations (rounded to the nearest whole number). If fewer than two such quotations are provided with respect to any Rate Determination Date, the "KRW/USD Spot Rate" for such Rate Determination Date will be determined by the Calculation Agent in its sole discretion on the basis of current market conditions.

      "KRW Reference Banks" means the principal offices in Seoul, Republic of Korea of each of the following: (i) Citibank,
      (ii) Chase Manhattan Bank, (iii) Hong Kong and Shanghai Banking Corporation, provided, however, that if in the commercially reasonable judgment of the Calculation Agent, it becomes necessary to replace any of such named banks with respect to any calculation of the KRW/USD Spot Rate, the Calculation Agent may replace any such bank with any other major bank in the Seoul interbank market.


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


The following table sets forth, for the hypothetical KRW/USD Spot Rates indicated, (i) the rate of interest that would be payable on the Face Amount of the Notes for the related Interest Period and (ii) the amount of principal that would be payable at Stated Maturity for $1,000 Face Amount of the Notes. The information presented below is furnished solely for purposes of illustration, and no representation is made that any actual KRW/USD Spot Rate will be equal to, or less than, or greater than, any of the hypothetical KRW/USD Spot Rates indicated.

		       Interest Rate for
		       relevant Interest     Principal
		       Period (per annum,    Payable per $1,000
		       calculated on         Face Amount at
       Hypothetical    30/360 basis, and     Stated Maturity
       KRW/USD         rounded to two        (rounded to
       Spot Rate       decimal places)       nearest cent)
-----------------------------------------------------------------
	1200.00             15.41%             $1,185.00
	1250.00             14.79%             $1,137.60
	1300.00             14.22%             $1,093.85
	1350.00             13.69%             $1,053.33
	1400.00             13.20%             $1,015.71
	1422.00             13.00%             $1,000.00
	1450.00             12.75%               $980.69
	1500.00             12.32%               $948.00
	1550.00             11.93%               $917.42
	1600.00             11.55%               $888.75
	1650.00             11.20%               $861.82
	1700.00             10.87%               $836.47
	1750.00             10.56%               $812.57
	1800.00             10.27%               $790.00
	1850.00              9.99%               $768.65
	1900.00              9.73%               $748.42



      The table above shows that both the interest and the principal return on the Notes will vary as the KRW/USD Spot Rate varies. In particular, the return on the Notes will decline as the Korean Won depreciates in value against the U.S. dollar and will increase as the Korean Won appreciates in value against the U.S. dollar.

      If the Korean Won should depreciate in value against the U.S. dollar such that the KRW/USD Spot Rate with respect to Stated Maturity is greater than 1422, the amount of principal payable to a Holder of the Notes upon Stated Maturity will be less than the Face Amount of the Notes. In addition, if the KRW/USD Spot Rate with respect with any Interest Payment Date, including the Interest Payment Date that coincides with Stated Maturity, is greater than 1422, the rate of interest payable with respect to the Interest Period ending on the day


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


preceding such Interest Payment Date will be less than the nominal interest rate of 13.00% per annum.

PAYMENT DATE

      The Stated Maturity of the Notes is November 5, 1999.

EVENTS OF DEFAULT AND ACCELERATION

      In case an Event of Default (as described in the accompanying Prospectus) with respect to the Notes shall have occurred and be continuing, the amount payable to a Holder of a Note upon any acceleration permitted by the Notes will be equal to the Indexed Principal Amount in respect of such Note, calculated in the manner set forth above as though the date of early repayment was the Stated Maturity of the Notes. If a case under the United States bankruptcy code is commenced in respect of the Company, the claim of a Holder of a Note may be limited, under Title 11 of the United States Code, to the Face Amount of such Note.

      In case of default in payment at the maturity date of the Notes (whether at the date of Stated Maturity or upon acceleration), from and after the maturity date, the Notes shall bear interest, payable upon demand of the Trustee, at the rate of 5.95% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount is made or duly provided for.

		     DESCRIPTION OF KOREAN WON

      The Won is the national currency of the Republic of Korea.
On April 30, 1998, the noon buying rate for cable transfers in New York City payable in Korean Won, as reported by the Federal
Reserve Bank of New York, was KRW 1338.00 = $1.00.

      The exchange rate between the Korean Won and the U.S. Dollar is at any moment a result of the supply of and the demand for the two currencies, and changes in the rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in the Republic of Korea and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both on capital and current account) and the extent of governmental surpluses or deficits in the Republic of Korea and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the Republic of Korea, the United States and other countries important to international trade and finance. In recent years, rates of exchange between the U.S. Dollar and the Korean Won have been highly volatile.

      As a result of adverse economic conditions and reduced liquidity, the value of the Korean Won in relation to the U.S. dollar and other major foreign currencies declined substantially in 1997. In response to increasing market pressure, the Government widened the daily exchange rate fluctuation band and, beginning on December 16, 1997, allowed the Korean Won to float freely. The market exchange rate as of April 30, 1998, as announced by KFTCI, was KRW

1338.21 to US$1.00 compared to the market exchange rate of KRW
914.80 to US$1.00 on September 30, 1997. This represented a depreciation in the value of the Korean Won relative to the U.S.
dollar of 31.7%.

Historical Data on the Korean Won/U.S. Dollar Exchange Rate

      The following table sets forth for the periods and dates indicated certain information concerning the base rate under the market average exchange rate system, announced by the KFTCI in Seoul (the "Market Average Exchange Rate"), between the Korean Won and the U.S. Dollar. No representation is made that the Korean Won or U.S. Dollar amounts referred to herein could have been or could be converted into Korean Won or U.S. Dollars, as the case may be, at any particular rate or at all. Such historical rates of exchange between the Korean Won and the U.S. Dollar should not be taken as an indication of future performance.

				Exchange Rate
		       (Number of KRW equal to One USD)
		 ---------------------------------------------
		  At End       Average     Highest      Lowest
		 of Period    Rate (1)      Level       Level
		 ---------    --------     -------      ------
1994              788.70       802.00       813.40      788.40
1995              774.70       769.10       794.80      774.70
1996              844.20       806.90       844.30      774.70
1997             1415.20       961.10      1950.00      842.70
1998 (through
April 30)        1338.21      1482.50      1805.30     1338.21

--------------

(1) The average of the Market Average Exchange Rates on the last day of each month during the period.

      The Market Average Exchange Rate between the Korean Won and the U.S. Dollar on April 30, 1998, as announced by KFTCI, was KRW
1338.21 = USD1.00.


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